                                                            FILE NO. 69-265





                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.



                                   FORM U-3A-2



Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the
       Provisions of the Public Utility Holding Company Act of 1935




                        NEW JERSEY RESOURCES CORPORATION





              For the Calendar Year Ending December 31, 2002

      New Jersey Resources Corporation (the "Company") hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

      1. The Company and all of its affiliates named herein, unless otherwise noted, are New Jersey corporations, located at 1415 Wyckoff Road, Wall, New Jersey. The Company holds 100% of the Common Stock of New Jersey Natural Gas Company (NJNG), NJR Energy Services Company (Energy Services), NJR Retail Holdings Corporation (Retail Holdings), NJR Capital Services Corporation (Capital), and NJR Service Corporation (Service Corp.). The Company has no independent business operations but operates as a holding company of these and any other subsidiaries that may be formed in the future.

      Energy Services provides unregulated wholesale energy services, including natural gas supply, pipeline capacity and storage management to customers in New Jersey and in states from the Gulf Coast to New England.

      Retail Holdings, formed as an unregulated affiliate to consolidate the Company's unregulated retail operations, holds 100% of the following subsidiaries:

         (a) NJR Home Services Company (Home Services) serves the needs of more than 125,000 customers under natural gas appliance protection plan contracts and installs, sells and services appliances to residential and commercial customers with residential-size equipment.

         (b) NJR Natural Energy Company (Natural Energy) was formed to participate in the unregulated retail marketing of natural gas, but is currently a non-operating company;

         (c) NJR Power Services Company (Power Services) was formed to participate in the distribution of alternative sources of energy, such as fuel cells and micro turbines; and

         (d) NJR Plumbing Services Company was formed to provide plumbing services necessary to support the heating, ventilation and air-conditioning operations of Home Services.

      Capital was formed to consolidate the Company's unregulated energy-related and real estate investments. Capital's subsidiaries include the following:

         (a) Commercial Realty & Resources Corp. (CR&R) develops and owns commercial office and mixed-use commercial/industrial real estate projects primarily in Monmouth and Atlantic counties, New Jersey. CR&R currently owns one fully leased building totaling 4,000 square feet and has about 172 acres of undeveloped land. In 2002, CR&R sold a 20,000 square foot mixed use building to a third-party along with approximately 10 acres of land;

         (b) NJR Investment Company, which was formed to make certain energy-related equity investments; and

         (c) NJR Energy Holdings, formerly a sub-holding company of NJR, has subsidiaries that include NJR Energy Corporation, an investor in energy-related ventures through its operating subsidiary, NJNR Pipeline Company.

      Service Corp. was formed to provide administrative services, including corporate communications, financial, internal audit, legal, and computer technology, to all affiliated companies.

      Among the Company's direct and indirect subsidiaries, only NJNG is a public utility. NJNG is engaged in the business of purchasing, distributing and selling natural gas exclusively in the state of New Jersey, other than as described in Section 3(c) of this document, to more than 430,000 residential, commercial and industrial customers throughout most of Monmouth and Ocean counties and parts of Morris and Middlesex counties.

      Service Corp. and NJNG, from time to time, render to each other certain services and make available the use of certain personnel, facilities and equipment. The company receiving such services or using such facilities and equipment will reimburse the other for the cost thereof, pursuant to certain service agreements approved by the New Jersey Board of Public Utilities.

      2. As of December 31, 2002, NJNG owned approximately 3,837 miles of steel, wrought and cast iron distribution main, and 2,381 miles of plastic distribution main. Additionally, NJNG owns approximately 215 miles of steel transmission main in various sizes, approximately 407,704 services and approximately 446,603 meters.

            NJNG owns and operates two liquefied natural gas storage plants, one in Stafford Township and one in Howell Township, New Jersey. The two plants have an estimated maximum capacity of 20,000 and 150,000 Mcf per day, respectively. These facilities are used for peaking supply and emergencies.

            NJNG owns two service centers, one in Atlantic Highlands and the other in Wall, New Jersey, and owns combined service center/customer service offices in Lakewood and Rockaway Township, New Jersey. NJNG leases a storage facility in Long Branch, New Jersey. NJNG also leases its headquarters facilities and a customer service office in Wall, New Jersey, a customer service office in Asbury Park, New Jersey, and a service center in Manahawkin, New Jersey. Each service center houses storerooms, garages, gas distribution operations, and small administrative offices. The customer service offices support customer contact, marketing and other functions.

            NJNG owns and leases certain electronic data processing equipment and owns and leases a fleet of trucks, service vehicles, and automobiles.

            Substantially all of NJNG's properties, not expressly excepted or duly released, are subject to the lien of an Indenture of Mortgage and Deed of Trust to Bank of New York, Midwest Trust, dated April 1, 1952, as amended by twenty-nine (29) Supplemental Indentures, as security for NJNG's bonded debt which totaled approximately $192,845,000 at December 31, 2002.

            3. (a) NJNG distributed 66,296,764 Dth of natural or manufactured gas in the State of New Jersey for the calendar year ended December 31, 2002. Revenues of $493,492,819 were received from these sales.

            (b) None.

            (c) NJNG sold at wholesale approximately 80.3 Bcf of natural gas outside the State of New Jersey or at the State line to various customers during calendar 2002 under a Blanket Sale for Resale Certificate issued by the Federal Energy Regulatory Commission, as set forth in the following table:

      STATE              VOLUMES SOLD (DTH)  DOLLAR WHOLESALE REVENUES
      -----              ------------------  -------------------------
      Connecticut                 4,866,686                 $16,987,960
      Delaware                    1,467,201                  $5,116,322
      Indiana                         1,023                      $5,054
      Kentucky                       30,126                     $96,472
      Louisiana                   4,510,085                 $13,184,703
      Maryland                       23,123                     $81,341
      Massachusetts                 111,513                    $370,695
      Mississippi                    35,000                    $116,284
      New Jersey                 36,849,644                $133,328,764
      New York                   16,021,806                 $54,986,016
      North Carolina                  5,554                     $21,577
      Ohio                          572,780                  $1,991,933
      Pennsylvania               15,154,388                 $54,285,959
      Rhode Island                    3,948                     $10,265
      Texas                         601,825                  $1,666,460
      Virginia                       43,985                    $197,006
      West Virginia                  13,922                     $33,822
                                 ----------                ------------
      TOTALS                     80,312,609                $282,480,632


               (d)For the calendar year ended December 31, 2002, purchases of natural or manufactured gas by NJNG from sources outside the State of New Jersey or at the State line amounted to approximately 132 Bcf, at a cost of $548 million. The expenses include commodity purchase costs plus all fixed and variable contract delivery costs and are more particularly set forth in the table below:

STATE                     VOLUMES PURCHASED(Dth)          PURCHASE COSTS
-----                     ---------------------           --------------
Alabama                              36,480                    $151,670
Arkansas                         18,105,318                 $60,649,504
Connecticut                       3,614,523                  $9,980,595
Indiana                               9,646                     $35,459
Kentucky                            228,024                    $715,096
Louisiana                        15,441,606                 $46,707,856
Massachusetts                       281,958                  $2,277,621
Mississippi                       4,233,807                 $14,586,393
New Jersey                       11,628,539                 $41,903,032
New York                         20,853,899                 $54,573,081
Ohio                              5,865,257                 $22,990,027
Pennsylvania                     22,001,620                 $69,092,848
Texas                            17,645,987                 $52,889,163
Virginia                          2,809,381                  $6,732,312
West Virginia                       446,482                  $1,260,968
Pooling Points(1)                13,636,594                 $73,943,715
                                -----------                ------------
                                136,839,121                $458,489,339
Other(2)                         -4,489,751                 $89,450,577
TOTALS                          132,349,370                $547,939,917

         4.    (a)None

               (b)None

               (c)None

               (d)None

               (e)None


--------

(1)  Pooling points are not geographically specific.

(2) The negative volume accounts for transportation fuel retained by pipelines for delivery, and charges include demand charges, transportation, and other miscellaneous non-commodity gas costs.

                                    EXHIBIT A

   Attached as Exhibit A are Consolidating Income and Surplus Statement and Consolidating Balance Sheet of the Company and its subsidiary companies for the fiscal year ended September 30, 2002.

-------------------------------------------------------------------------------
NEW JERSEY RESOURCES CORPORATION                                       27-Feb-03
CONSOLIDATING INCOME STATEMENT                                       09:54:54 AM
TWELVE MONTHS ENDED SEPTEMBER 30, 2002

                                            --------------------------------------------------------------------------------------
                                             NJRE            NJR    NJR CAPITAL            Home    NJR RETIAL    CONSOLIDATING
                                             Cont.   CR&R   Invest.    CORP.      NJNE   Services   HOLDINGS      DR       (CR)
----------------------------------------------------------------------------------------------------------------------------------

OPERATING REVENUE                            1,769   1,113              2,882         0   16,829      16,829


                                            --------------------------------------------------------------------------------------

OPERATING EXPENSES
   Gas Purchases                               168       0                168         0        0           0
   Operations & Maintenance                    125   1,431              1,556        10   14,424      14,434

   Depreciation & Amortization                  60      64                124         0      269         269
   Energy & Other Taxes                          0     337                337        10      718         728
                                            --------------------------------------------------------------------------------------
      TOTAL OPERATING EXPENSES                 353   1,832      0       2,185        20   15,411      15,431     0         0
                                            --------------------------------------------------------------------------------------

OPERATING INCOME                             1,416    (719)     0         697       (20)   1,418       1,398


Other Income (Expense)                        (625)  2,227     20       1,622         0       16          16

INTEREST CHARGES                               344     (15)    14         343       (23)     (13)        (36)
CAPITALIZED INTEREST                             0       0      0           0         0        0           0
                                            --------------------------------------------------------------------------------------
INTEREST CHARGES, NET                          344     (15)    14         343       (23)     (13)        (36)    0         0
                                            --------------------------------------------------------------------------------------

INCOME BEFORE INCOME TAXES                     447   1,523      6       1,976         3    1,447       1,450

INCOME TAX PROVISION                           141     622      2         765         1      588         589
                                            --------------------------------------------------------------------------------------

NET INCOME                                     306     901      4       1,211         2      859         861
                                            ======================================================================================
                                                OK      OK     OK                    OK       OK

                                            ----------------------------------------------------------------------------
                                            NJR RETAIL             NJR              NJR ENERGY  NJR RETAIL  NJR CAPITAL
                                             HOLDINGS    NJR    SERVICE    NJNG    SERVICES CO.  HOLDINGS      CORP.
------------------------------------------------------------------------------------------------------------------------

OPERATING REVENUE                            16,829        0        0   774,541    1,036,667      16,829        2,882


                                            -------- -------------------------------------------------------------------

OPERATING EXPENSES
   Gas Purchases                                  0        0        0   546,047    1,019,577           0          168
   Operations & Maintenance                  14,434    4,273   14,928    73,505        5,366      14,434        1,556

   Depreciation & Amortization                  269      188        0    31,044          219         269          124
   Energy & Other Taxes                         728       59      531    35,062           75         728          337
                                            -------- -------------------------------------------------------------------
      TOTAL OPERATING EXPENSES               15,431    4,520   15,459   685,658    1,025,237      15,431        2,185
                                            -------- -------------------------------------------------------------------

OPERATING INCOME                              1,398   (4,520) (15,459)   88,883       11,430       1,398          697


Other Income (Expense)                           16    6,389   15,367     3,281          215          16        1,622

INTEREST CHARGES                                (36)   1,888      (92)   13,944          876         (36)         343
CAPITALIZED INTEREST                              0        0        0      (367)           0           0            0
                                            -------- -------------------------------------------------------------------
INTEREST CHARGES, NET                           (36)   1,888      (92)   13,577          876         (36)         343
                                            -------- -------------------------------------------------------------------

INCOME BEFORE INCOME TAXES                    1,450      (19)       0    78,587       10,769       1,450        1,976

INCOME TAX PROVISION                            589       (2)       0    30,186        4,386         589          765
                                            ----------------------------------------------------------------------------

NET INCOME                                      861      (17)       0    48,401        6,383         861        1,211
                                            ============================================================================
                                                          OK       OK        OK           OK

                                            ---------------------------------------------------
                                            Consolidated     CONSOLIDATING             CONSOL
                                               TOTAL        DR         (CR)            TOTAL
-----------------------------------------------------------------------------------------------

OPERATING REVENUE                            1,830,919       90 (C)                  1,830,754
                                                             75 (G)

                                            ---------------------------------------------------

OPERATING EXPENSES                                                       75 (G)
   Gas Purchases                             1,565,792               15,459 (D)      1,565,717
   Operations & Maintenance                    114,062                   90 (C)         92,022
                                                                      6,331 (E)              0
   Depreciation & Amortization                  31,844                  160 (I)         31,844
   Energy & Other Taxes                         36,792                                  36,792
                                            ---------------------------------------------------
      TOTAL OPERATING EXPENSES               1,748,490                               1,726,375
                                            ---------------------------------------------------

OPERATING INCOME                                82,429                                 104,379

                                                         15,459 (D)
Other Income (Expense)                          26,890    6,331 (E)       5 (F)          4,945
                                                            160 (I)
INTEREST CHARGES                                16,923                                  16,923
CAPITALIZED INTEREST                              (367)                                   (367)
                                            ---------------------------------------------------
INTEREST CHARGES, NET                           16,556                                  16,556
                                            ---------------------------------------------------

INCOME BEFORE INCOME TAXES                      92,763                                  92,768

INCOME TAX PROVISION                            35,924                                  35,924
                                            ---------------------------------------------------

NET INCOME                                      56,839                                  56,844
                                            ===================================================


NET INCOME
-----------------------------------------------------------------------------------------------------------------------------------
TWELVE MONTHS      WEIGHTED AVG SHARES-BASIC          26,859,858              BASIC EARNINGS PER SHARE YTD                   $2.12
-----------------------------------------------------------------------------------------------------------------------------------
THREE MONTHS       WEIGHTED AVG SHARES-BASIC          26,902,428              BASIC EARNINGS PER SHARE QTD                  ($0.09)
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
TWELVE MONTHS      DENOMINATOR FOR DILUTION           27,167,741              DILUTED EARNINGS PER SHARE YTD                 $2.09
-----------------------------------------------------------------------------------------------------------------------------------
THREE MONTHS       DENOMINATOR FOR DILUTION           27,206,932              DILUTED EARNINGS PER SHARE QTD                ($0.09)
-----------------------------------------------------------------------------------------------------------------------------------



NET INCOME
-----------------------------------------------------------------------------------------------------------------------------------
TWELVE MONTHS      WEIGHTED AVG SHARES-BASIC          26,859,858              BASIC EARNINGS PER SHARE YTD                   $2.12
-----------------------------------------------------------------------------------------------------------------------------------
THREE MONTHS       WEIGHTED AVG SHARES-BASIC          26,902,428              BASIC EARNINGS PER SHARE QTD                  ($0.09)
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
TWELVE MONTHS      DENOMINATOR FOR DILUTION           27,167,741              DILUTED EARNINGS PER SHARE YTD                 $2.09
-----------------------------------------------------------------------------------------------------------------------------------
THREE MONTHS       DENOMINATOR FOR DILUTION           27,206,932              DILUTED EARNINGS PER SHARE QTD                ($0.09)
-----------------------------------------------------------------------------------------------------------------------------------
ACTUAL SHARES OUTSTANDING                             26,916,822
-----------------------------------------------------------------

                        NEW JERSEY RESOURCES CORPORATION
                  Consolidating Statement of Retained Earnings
                      Fiscal Year Ending September 30, 2002

                               ------------------------------------------------------------------------------------------------
                                    NJRE       PPI       CR&R     NJR Invest      NJR        NJR Energy      NJNE       Home
                                                                              Capital Corp.  Services                 Services
                               ------------------------------------------------------------------------------------------------

Balance at September 30, 2001     (12,225)    1,525     (1,484)        (2)     (12,186)        10,620       3,820        142

Net Income                            306         0        901          4        1,211          6,383           2        859

Cash Dividends Declared                 0         0          0          0            0              0           0          0

Balance at September 30, 2002     (11,919)    1,525       (583)         2      (10,975)        17,003       3,822      1,001

                               ------------------------------------------------------------------
                                  NJR Develop.       NJR       NJNG    Elimination's       NJR
                                      Corp.                                             CONSOLIDATED
                               ------------------------------------------------------------------

Balance at September 30, 2001          3,962       15,283   113,196      (32,867)         98,008

Net Income                               861          (12)   48,401            0          56,844

Cash Dividends Declared                    0            0   (32,282)           0         (32,282)

Balance at September 30, 2002          4,823       15,271   129,315      (32,867)        122,570

-------------------------------------------------------------------------------
NEW JERSEY RESOURCES CORPORATION                                      27-Feb-03
CONSOLIDATING BALANCE SHEET                                         09:59:29 AM
SEPTEMBER 30, 2002


                                       ---------------------------------------------------------------------------------------------
                                         NJRE                   NJR   NJR CAPITAL       CONSOLIDATING          NJR CAPITAL
   ($ IN 000'S)                          Cont.      CR&R      Invest.    CORP.          DR        (CR)             CORP.       NJNE
------------------------------------------------------------------------------------------------------------------------------------
PROP, PLANT & EQUIP
   Utility plant                              0          0                    0                                       0           0
   Accumulated depreciation                   0          0                    0                      0 (1)            0           0
   Oil and gas properties                     0          0                    0                                       0           0
   Accumulated amortization                   0          0                    0                                       0           0
   Furniture & Fixtures                       0          0                    0                        (2)            0           0
   Real estate properties & other             0     20,779                    0                                  20,779         429
   Accumulated depreciation                   0     (2,469)                   0          (2)                     (2,469)       (429)

                                       ---------------------------------------------------------------------------------------------
      Prop plant & equip-net                  0     18,310       0            0        0             0           18,310           0
                                       ---------------------------------------------------------------------------------------------

CURRENT ASSETS
   Cash & Temp. Invest.                       0        (40)                   0                                     (40)        (10)
   Construction Fund                          0          0                    0                                       0           0
   Customer A/R                             578        698                    0        0  (3)                     1,276           0
   Unbilled revenue                           0          0                    0                                       0           0
   Allow for doubtful a/c's                   0        (17)                   0                                     (17)          0
                                              0          0                    0                                       0           0
   Gas in storage                             0          0                    0          (4)                          0           0
   Materials & supplies                       0          0                    0                                       0           0
   Prepaid state taxes                        0          0                    0                                       0           0
   Underrecoverd gas costs - S.T.             0          0                    0                                       0           0
   Deferred FIT                               0          0                    0                                       0           0
   Net Assets Held for Disposal               0          0                    0                                       0           0
   Derivatives                            2,847          0                    0                                   2,847           0
   Broker margin accounts                     0          0                    0                                       0           0
   Other                                      0          0                    0                                       0           0
                                       ---------------------------------------------------------------------------------------------
      Total current assets                3,425        641       0            0        0             0            4,066         (10)
                                       ---------------------------------------------------------------------------------------------

DEFERRED FIT                               (323)         0                    0                      0 (1)         (323)          0

DEFERRED CHARGES & OTHER
   Equity investments                    13,772          0     508            0                                  14,280           0
   Regulatory Assets                          0          0                    0                                       0           0
   Underrecoverd gas costs - L.T.             0          0                    0                                       0           0
   Derivatives                            2,420          0                    0                                   2,420           0
   Other                                      0         28                    0          (2)                         28           0

                                       ---------------------------------------------------------------------------------------------
   Total Deferred Charges & Other        16,192         28     508            0        0             0           16,728           0
                                       ---------------------------------------------------------------------------------------------

INVESTMENT IN SUBSIDIARIES
   NJNG                                       0          0                    0                                       0           0
   NJR Energy Serv.                           0          0                    0                                       0           0
   NJR Retial Holdings                        0          0                    0                                       0           0
   NJNE                                       0          0                    0                                       0           0
   NJNR                                       0          0                1,274        0  (1)    1,274  (1)           0           0
   Plumbing Services                          0          0                    0                                       0           0
   Home Services                              0          0                    0                                       0           0
   Power Services                             0          0                    0                                       0           0
   NJR Capital Corp.                          0          0                    0                                       0           0
   NJRE                                       0          0                    0                                       0           0
   CR&R                                       0          0               14,315        0  (1)   14,315  (1)           0           0
   NJR Investment                             0          0                   19        0  (1)       19  (1)           0           0
   NJR Service                                0          0                    0                                                   0
                                       ---------------------------------------------------------------------------------------------
   Total investment in subs                   0          0       0       15,608        0        15,608                0           0
                                       ---------------------------------------------------------------------------------------------

INTERCOMPANY
   NJR                                   (9,895)     2,255    (481)           0                                  (8,121)        556
   NJNG                                       9        (43)      0            0                                     (34)        (37)
   NJR Energy Serv.                           0          0       0            0                                       0           0
   NJR Retial Holdings                        0          0       0            0                                       0           0
   NJNE                                       0          0       0            0                                       0           0
   NJNR                                       0          0       0            0                                       0           0
   Plumbing Services                          0          0       0            0                                       0           0
   Home Services                              0          0       0            0                                       0           0
   Power Services                             0          0       0            0                                       0           0
   NJR Capital Corp.                          0          0       0            0                                       0           0
   NJR Energy                                 0          0       0            0                                       0           0
   CR&R                                       0          0       0            0                                       0           0
   NJR Investment                             0          0       0            0                                       0           0
   NJR Service                               (4)        (6)      0            0                                     (10)          0
                                       ---------------------------------------------------------------------------------------------
   Total intercompany                    (9,890)     2,206    (481)           0        0             0           (8,165)        519
                                       ---------------------------------------------------------------------------------------------


   INTERCOMPANY - FIT                      (396)      (793)      5            0                                  (1,184)        572
                                       ---------------------------------------------------------------------------------------------

         TOTAL ASSETS                     9,008     20,392      32       15,608        0        15,608           29,432       1,081
                                       =============================================================================================

                                                      ASSETS
                                       --------------------------------------------------------------------------------------------
                                              Home    NJR RETAIL     CONSOLIDATING         NJR RETAIL             NJR
   ($ IN 000'S)                            Services    HOLDINGS      DR        (CR)        HOLDINGS     NJR     Service    NJNG
-----------------------------------------------------------------------------------------------------------------------------------
PROP, PLANT & EQUIP
   Utility plant                                0            0                                   0           0           1,053,136
   Accumulated depreciation                     0            0                                   0           0            (316,758)
   Oil and gas properties                       0            0                                   0           0                   0
   Accumulated amortization                     0            0                                   0           0                   0
   Furniture & Fixtures                                      0                    (5)            0                               0
   Real estate properties & other           1,472            0                               1,901       1,113                   0
   Accumulated depreciation                  (468)           0         (5)                    (897)       (919)                  0

                                       ------------------------------------------------------------  ------------------------------
      Prop plant & equip-net                1,004            0       0          0            1,004         194       0     736,378
                                       ------------------------------------------------------------  ------------------------------

CURRENT ASSETS
   Cash & Temp. Invest.                        15            0                                   5           0     (23)      1,212
   Construction Fund                            0            0                                   0           0                   0
   Customer A/R                             4,082            0                    (2)        4,082           0     107      47,956
   Unbilled revenue                             0            0                                   0           0               4,679
   Allow for doubtful a/c's                     0            0                                   0           0              (1,475)
                                                0            0                                   0           0                   0
   Gas in storage                               0            0                                   0           0              53,470
   Materials & supplies                       667            0                                 667           0       0       2,115
   Prepaid state taxes                          0            0                                   0           0              10,973
   Underrecoverd gas costs - S.T.               0            0                                   0           0              33,912
   Deferred FIT                                 0            0                                   0           0                   0
   Net Assets Held for Disposal                 0            0                                   0           0                   0
   Derivatives                                  0            0                                   0           0               1,049
   Broker margin accounts                       0            0                                   0           0                 278
   Other                                      (34)           0                  0 (4)          (34)      9,732       6      11,523
                                       ------------------------------------------------------------  ------------------------------
      Total current assets                  4,730            0       0          0            4,720       9,732      90     165,692
                                       ------------------------------------------------------------  ------------------------------

DEFERRED FIT                                    0            0                  0                0         828       0           0

DEFERRED CHARGES & OTHER
   Equity investments                           0            0                                   0         129
   Regulatory Assets                            0            0                                   0           0             119,419
   Underrecoverd gas costs - L.T.               0            0                                   0           0              15,118
   Derivatives                                  0            0                                   0           0               3,518
   Other                                       60                                               60         941      87      23,292

                                       ------------------------------------------------------------  ------------------------------
   Total Deferred Charges & Other              60            0       0 (5)                      60       1,070      87     161,347
                                       ------------------------------------------------------------  ------------------------------

INVESTMENT IN SUBSIDIARIES
   NJNG                                         0            0                                   0     398,310                   0
   NJR Energy Serv.                             0            0                                   0       8,639                   0
   NJR Retial Holdings                          0            0                                   0       1,624                   0
   NJNE                                         0          622       0 (1)    622 (1)            0           0                   0
   NJNR                                         0            0                                   0           0                   0
   Plumbing Services                            0            0       0 (1)      0 (1)            0           0                   0
   Home Services                                0        1,002       0 (1)  1,002 (1)            0           0                   0
   Power Services                               0            0       0 (1)      0 (1)            0           0                   0
   NJR Capital Corp.                            0            0                                   0      15,609                   0
   NJRE                                         0            0                                   0           0                   0
   CR&R                                         0            0                                   0           0                   0
   NJR Investment                               0            0                                   0           0                   0
   NJR Service                                  0            0                                   0           0                   0
                                       ------------------------------------------------------------  ------------------------------
   Total investment in subs                     0        1,624       0      1,624                0     424,182       0           0
                                       ------------------------------------------------------------  ------------------------------

INTERCOMPANY
   NJR                                       (867)           0                    (2)         (311)          0   2,176         463
   NJNG                                      (159)           0          (2)                   (196)       (447)    892           0
   NJR Energy Serv.                             0            0                                   0      49,543      26        (270)
   NJR Retial Holdings                          0            0                                   0           0       0           0
   NJNE                                         0            0                                   0        (556)      0          37
   NJNR                                         0            0                                   0           0       0           0
   Plumbing Services                           (5)           0                                  (5)        (37)      0           0
   Home Services                             (132)           0                                (132)        904     (79)        122
   Power Services                             137            0                                 137           0       0           0
   NJR Capital Corp.                            0            0                                   0           0       0           0
   NJR Energy                                   0            0                                   0       9,895       4          (9)
   CR&R                                         0            0                                   0      (2,255)      6          43
   NJR Investment                               0            0                                   0         482       0           0
   NJR Service                                 79            0                                  79      (2,175)     (5)       (884)
                                       ------------------------------------------------------------  ------------------------------
   Total intercompany                        (947)           0       0          0             (428)     55,354   3,020        (498)
                                       ------------------------------------------------------------  ------------------------------


   INTERCOMPANY - FIT                         159            0                                 731       2,288              (2,230)
                                       ------------------------------------------------------------  ------------------------------

         TOTAL ASSETS                       5,006        1,624       0      1,624            6,087     493,648   3,197   1,060,689
                                       ============================================================================================

                                                                                 ASSETS
                                       ---------------------------------------------------------------------------------
                                         NJR Energy   NJR RETAIL  NJR CAPITAL                       RECLASS
   ($ IN 000'S)                          Services Co.  HOLDINGS      CORP.       TOTAL           DR        (CR)
------------------------------------------------------------------------------------------------------------------------
PROP, PLANT & EQUIP
   Utility plant                                 0             0            0  1,053,136
   Accumulated depreciation                      0             0            0   (316,758)
   Oil and gas properties                        0             0            0          0
   Accumulated amortization                      0             0            0          0
   Furniture & Fixtures                                        0            0          0
   Real estate properties & other            1,351         1,901       20,779     25,144
   Accumulated depreciation                   (790)         (897)      (2,469)    (5,075)

                                       ---------------------------------------------------------------------------------
      Prop plant & equip-net                   561         1,004       18,310    756,447
                                       ---------------------------------------------------------------------------------

CURRENT ASSETS
   Cash & Temp. Invest.                         21             5          (40)     1,175       107 (6)
   Construction Fund                             0             0            0          0
   Customer A/R                            115,522         4,082        1,276    168,943                    291 (5)
   Unbilled revenue                              0             0            0      4,679
   Allow for doubtful a/c's                 (2,903)            0          (17)    (4,395)
                                                 0             0            0          0
   Gas in storage                           32,870             0            0     86,340         0  (8)
   Materials & supplies                          0           667            0      2,782
   Prepaid state taxes                           0             0            0     10,973
   Underrecoverd gas costs - S.T.                0             0            0     33,912
   Deferred FIT                                  0             0            0          0
   Net Assets Held for Disposal                  0             0            0          0
   Derivatives                               4,240             0        2,847      8,136                      0  (1)
   Broker margin accounts                   38,665             0            0     38,943
   Other                                     1,515           (34)           0     22,742         0 (4)       16 (4)
                                       ---------------------------------------------------------------------------------
      Total current assets                 189,930         4,720        4,066    374,230
                                       ---------------------------------------------------------------------------------

DEFERRED FIT                                     0             0         (323)       505         0 (2)      505 (2)

DEFERRED CHARGES & OTHER
   Equity investments                            0             0       14,280     14,409                    107  (6)
   Regulatory Assets                                           0            0    119,419         0  (1)
   Underrecoverd gas costs - L.T.                0             0            0     15,118
   Derivatives                               5,014             0        2,420     10,952                      0  (1)
   Other                                    12,750            60           28     37,158

                                       ---------------------------------------------------------------------------------
   Total Deferred Charges & Other           17,764            60       16,728    197,056
                                       ---------------------------------------------------------------------------------

INVESTMENT IN SUBSIDIARIES
   NJNG                                          0             0            0    398,310
   NJR Energy Serv.                              0             0            0      8,639
   NJR Retial Holdings                           0             0            0      1,624                      0
   NJNE                                          0             0            0          0
   NJNR                                          0             0            0          0
   Plumbing Services                             0             0            0          0
   Home Services                                 0             0            0          0
   Power Services                                0             0            0          0
   NJR Capital Corp.                             0             0            0     15,609
   NJRE                                          0             0            0          0
   CR&R                                          0             0            0          0
   NJR Investment                                0             0            0          0
   NJR Service                                   0             0            0          0
                                       ---------------------------------------------------------------------------------
   Total investment in subs                      0             0            0    424,182
                                       ---------------------------------------------------------------------------------

INTERCOMPANY
   NJR                                     (49,543)         (311)      (8,121)   (55,336)       16 (4)        0 (4)
   NJNG                                        (21)         (196)         (34)       194
   NJR Energy Serv.                              0             0            0     49,299       291 (5)        0
   NJR Retial Holdings                           0             0            0          0
   NJNE                                          0             0            0       (519)
   NJNR                                          0             0            0          0
   Plumbing Services                             0            (5)           0        (42)
   Home Services                                 0          (132)           0        815
   Power Services                                0           137            0        137
   NJR Capital Corp.                             0             0            0          0
   NJR Energy                                    0             0            0      9,890
   CR&R                                          0             0            0     (2,206)
   NJR Investment                                0             0            0        482
   NJR Service                                 (26)           79          (10)    (3,021)
                                       ---------------------------------------------------------------------------------
   Total intercompany                      (49,590)         (428)      (8,165)      (307)
                                       ---------------------------------------------------------------------------------


   INTERCOMPANY - FIT                          395           731       (1,184)         0
                                       ---------------------------------------------------------------------------------

         TOTAL ASSETS                      159,060         6,087       29,432  1,752,113
                                       =================================================================================


                                       ---------------------------------------
                                              CONSOLIDATING           CONSOL
   ($ IN 000'S)                              DR           (CR)        TOTAL
------------------------------------------------------------------------------
PROP, PLANT & EQUIP
   Utility plant                                         50 (F)     1,053,086
   Accumulated depreciation                                          (316,758)
   Oil and gas properties                                                   0
   Accumulated amortization                                                 0
   Furniture & Fixtures                                                     0
   Real estate properties & other                                      25,144
   Accumulated depreciation                                            (5,075)

                                       ---------------------------------------
      Prop plant & equip-net                                          756,397
                                       ---------------------------------------

CURRENT ASSETS
   Cash & Temp. Invest.                                                 1,282
   Construction Fund                                                        0
   Customer A/R                                                       168,652
   Unbilled revenue                                                     4,679
   Allow for doubtful a/c's                                            (4,395)
                                            0 (7)           (7)             0
   Gas in storage                                                      86,340
   Materials & supplies                                                 2,782
   Prepaid state taxes                                                 10,973
   Underrecoverd gas costs - S.T.                                      33,912
   Deferred FIT                                                             0
   Net Assets Held for Disposal                                             0
   Derivatives                                                          8,136
   Broker margin accounts                                              38,943
   Other                                    0 (H)     8,072 (B)        14,654
                                       ---------------------------------------
      Total current assets                                            365,958
                                       ---------------------------------------

DEFERRED FIT                                                                0

DEFERRED CHARGES & OTHER
   Equity investments                                                  14,302
   Regulatory Assets                                                  119,419
   Underrecoverd gas costs - L.T.                                      15,118
   Derivatives                                                         10,952
   Other                                    0 (A)                      37,158
                                              ----
                                       ---------------------------------------
   Total Deferred Charges & Other                                     196,949
                                       ---------------------------------------

INVESTMENT IN SUBSIDIARIES
   NJNG                                             398,310 (A)             0
   NJR Energy Serv.                         0         8,639 (A)             0
   NJR Retial Holdings                      0         1,624 (A)             0
   NJNE                                                   0 (A)             0
   NJNR                                                   0 (A)             0
   Plumbing Services                                      0 (A)             0
   Home Services                                          0 (A)             0
   Power Services                                         0 (A)             0
   NJR Capital Corp.                                 15,609 (A)             0
   NJRE                                                   0 (A)             0
   CR&R                                                   0 (A)             0
   NJR Investment                                         0 (A)             0
   NJR Service                                            0 (A)             0
                                       ---------------------------------------
   Total investment in subs                 0       424,182                 0
                                       ---------------------------------------

INTERCOMPANY
   NJR                                      0             0 (D)       (55,320)
   NJNG                                                                   194
   NJR Energy Serv.                                                    49,590
   NJR Retial Holdings                                                      0
   NJNE                                                                  (519)
   NJNR                                                                     0
   Plumbing Services                                                      (42)
   Home Services                                                          815
   Power Services                                                         137
   NJR Capital Corp.                                                        0
   NJR Energy                                                           9,890
   CR&R                                                                (2,206)
   NJR Investment                                                         482
   NJR Service                                                         (3,021)
                                       ---------------------------------------
   Total intercompany                                                       0
                                       ---------------------------------------


   INTERCOMPANY - FIT                                                       0
                                       ---------------------------------------

         TOTAL ASSETS                                               1,319,304
                                       =======================================

-------------------------------------------------------------------------------
NEW JERSEY RESOURCES CORPORATION                                      27-Feb-03
CONSOLIDATING BALANCE SHEET                                         09:59:29 AM
SEPTEMBER 30, 2002

                                                  LIABILITIES AND STOCKHOLDER EQUITY
                                       --------------------------------------------------------------------------------------------
                                          NJRE                NJR     NJR CAPITAL      CONSOLIDATING           NJR CAPITAL
                                          CONT.     CR&R     INVEST.     CORP.        DR          (CR)           CORP.         NJNE
-----------------------------------------------------------------------------------------------------------------------------------
CAPITALIZATION
   Common stock equity                    1,274     14,315      19       15,608   15,608  (1)    2,092  (2)      16,846         622
                                                                                     854  (2)

   Redeemable preferred stock                 0          0                    0                                       0           0

   Long-term debt                             0          0                    0                                       0           0

                                       --------------------------------------------------------------------------------------------
      Total capitalization                1,274     14,315      19       15,608   16,462         2,092           16,846         622
                                       --------------------------------------------------------------------------------------------

CURRENT LIABILITIES
   Current maturities of LTD                  0          0                    0                                       0           0
   Notes payable to banks                     0          0                    0                                       0           0
   Commercial paper                           0          0                    0                                       0           0
   Purchased gas                              0          0                    0                        (4)            0           0
   Accounts payable & other                 841        862                    0                      0  (3)       1,703          37
   Accrued taxes                              0       (417)                   0                                    (417)          0
   Overrecovered gas costs - S.T.             0          0                    0                                       0           0
   Derivatives                              269          0                    0                                     269           0
   Customer credit bal & dep                  0       (103)                   0                                    (103)          0
                                       --------------------------------------------------------------------------------------------
      Total current liabil                1,110        342       0            0        0             0            1,452          37
                                       --------------------------------------------------------------------------------------------

DEFERRED CREDITS
   Deferred ITC                               0          0                    0                                       0           0
   Deferred FIT                           3,737     (7,239)     13            0        0 (1)       854  (2)      (2,635)        422
   Deferred gain                          2,092     12,974                    0    2,092  (2)                    12,974           0
   Overrecovered gas costs - L.T.                                             0                                       0           0
   Derivatives                              795                               0                                     795           0
   Manufactured gas plant remediation                                        0                                       0           0
   Other                                      0          0                    0                                       0           0
                                       --------------------------------------------------------------------------------------------
      Total deferred credits              6,624      5,735      13            0    2,092           854           11,134         422
                                       --------------------------------------------------------------------------------------------

        TOTAL CAP & LIAB.                 9,008     20,392      32       15,608   18,554         2,946           29,432       1,081
                                       ============================================================================================

                                              0          0       0            0   18,554        18,554                0           0
                                              0          0       0            0                      0                0           0
                                             OK         OK      OK                                                               OK



                                       ------------------------------------------------------------  ------------------------------
                                             HOME     NJR Retail       CONSOLIDATING       NJR RETAIL             NJR
                                           SERVICES    Holdings     DR         (CR)        HOLDINGS      NJR    SERVICE    NJNG
-----------------------------------------------------------------------------------------------------------------------------------
CAPITALIZATION
   Common stock equity                      1,002        1,624   1,624 (1)                   1,624     360,266       0     398,310
                                                                     0 (2)

   Redeemable preferred stock                   0            0                                   0           0       0         295

   Long-term debt                               0            0                                   0     105,275       0     265,353

                                       ------------------------------------------------------------  ------------------------------
      Total capitalization                  1,002        1,624   1,624          0            1,624     465,541       0     663,958
                                       ------------------------------------------------------------  ------------------------------

CURRENT LIABILITIES
   Current maturities of LTD                    0            0                                   0           0              26,942
   Notes payable to banks                       0            0                                   0      10,000                   0
   Commercial paper                             0            0                                   0           0              49,900
   Purchased gas                                0            0                                   0           0              38,236
   Accounts payable & other                 5,317            0       0 (4)                   5,354       9,619   2,346      35,045
   Accrued taxes                             (455)           0                                (455)      2,681       3      13,289
   Overrecovered gas costs - S.T.               0            0                                   0           0                   0
   Derivatives                                  0            0                                   0           0               6,386
   Customer credit bal & dep                    0            0                                   0           0              23,745
                                       ------------------------------------------------------------  ------------------------------
      Total current liabil                  4,862            0       0          0            4,899      22,300   2,349     193,543
                                       ------------------------------------------------------------  ------------------------------

DEFERRED CREDITS
   Deferred ITC                                 0            0                                   0           0               9,148
   Deferred FIT                            (1,572)           0       0 (2)                  (1,150)     (2,890)            107,768
   Deferred gain                                0            0                                   0           0                   0
   Overrecovered gas costs - L.T.               0            0                                   0           0                   0
   Derivatives                                  0            0                                   0           0                 615
   Manufactured gas plant remediation           0            0                                   0           0              65,830
   Other                                      714            0                                 714       8,697     848      19,827
                                       --------------------------------------------------------------------------------------------
      Total deferred credits                 (858)           0       0          0             (436)      5,807     848     203,188
                                       ------------------------------------------------------------  ------------------------------

        TOTAL CAP & LIAB.                   5,006        1,624   1,624          0            6,087     493,648   3,197   1,060,689
                                       ============================================================================================

                                                0            0   1,624      1,624                0           0       0           0
                                                0            0                  0                0           0       0           0
                                               OK                                                           OK      OK          OK

                                                                 LIABILITIES AND STOCKHOLDER EQUITY
                                      ------------------------------------------------------------------------------
                                       NJR ENERGY   NJR Retail   NJR CAPITAL                   RECLASS
                                       SERVICES CO.  Holdings       CORP.       TOTAL        DR          (CR)
--------------------------------------------------------------------------------------------------------------------
CAPITALIZATION
   Common stock equity                     8,639         1,624       16,846    785,685


   Redeemable preferred stock                  0             0            0        295

   Long-term debt                              0             0            0    370,628

                                      ------------------------------------------------------------------------------
      Total capitalization                 8,639         1,624       16,846  1,156,608
                                      ------------------------------------------------------------------------------

CURRENT LIABILITIES
   Current maturities of LTD                   0             0            0     26,942
   Notes payable to banks                      0             0            0     10,000
   Commercial paper                            0             0            0     49,900
   Purchased gas                         130,546             0            0    168,782                      0  (8)
   Accounts payable & other                2,115         5,354        1,703     56,182     1,862 (3)    1,508  (3)
   Accrued taxes                             (76)         (455)        (417)    15,025         0
   Overrecovered gas costs - S.T.              0             0            0          0
   Derivatives                            18,742             0          269     25,397         0  (1)
   Customer credit bal & dep                   0             0         (103)    23,642
                                      ------------------------------------------------------------------------------
      Total current liabil               151,327         4,899        1,452    375,870
                                      ------------------------------------------------------------------------------

DEFERRED CREDITS
   Deferred ITC                                0             0            0      9,148
   Deferred FIT                           (8,153)       (1,150)      (2,635)    92,940       505 (2)        0 (2)
   Deferred gain                           2,045             0       12,974     15,019
   Overrecovered gas costs - L.T.              0             0            0          0
   Derivatives                             5,202             0          795      6,612         0  (1)
   Manufactured gas plant remediation          0             0            0     65,830
   Other                                       0           714            0     30,086     1,508  (3)   1,862  (3)
                                      ------------------------------------------------------------------------------
      Total deferred credits                (906)         (436)      11,134    219,635
                                      ------------------------------------------------------------------------------

        TOTAL CAP & LIAB.                159,060         6,087       29,432  1,752,113         0            0
                                      ==============================================================================

                                               0             0            0          0     4,289        4,289
                                               0             0            0          0                      0
                                              OK


                                      ------------------------------------------
                                              CONSOLIDATING              CONSOL
                                            DR           (CR)            TOTAL
--------------------------------------------------------------------------------
CAPITALIZATION
   Common stock equity                  424,182 (A)                     361,453
                                             50 (F)
                                              0 (D)
   Redeemable preferred stock                                               295

   Long-term debt                                                       370,628

                                      ------------------------------------------
      Total capitalization                                              732,376
                                      ------------------------------------------

CURRENT LIABILITIES
   Current maturities of LTD                                             26,942
   Notes payable to banks                                                10,000
   Commercial paper                                                      49,900
   Purchased gas                              0 (7)         0 (7)       168,782
   Accounts payable & other               8,072 (B)         0 (H)        47,756
   Accrued taxes                              0 (G)                      15,025
   Overrecovered gas costs - S.T.                                             0
   Derivatives                                                           25,397
   Customer credit bal & dep                                             23,642
                                      ------------------------------------------
      Total current liabil                                              367,444
                                      ------------------------------------------

DEFERRED CREDITS
   Deferred ITC                                                           9,148
   Deferred FIT                                             0 (G)        92,435
   Deferred gain                                                         15,019
   Overrecovered gas costs - L.T.                                             0
   Derivatives                                                            6,612
   Manufactured gas plant remediation                                    65,830
   Other                                                                 30,440
                                      ------------------------------------------
      Total deferred credits                                            219,484
                                      ------------------------------------------

        TOTAL CAP & LIAB.                                             1,319,304
                                      ==========================================

                                        432,304       432,304                 0
                                                            0                 0

   The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2003.

                                  New Jersey Resources Corporation



                                  By: /s/ OLETA J. HARDEN
                                     --------------------------------
                                          OLETA J. HARDEN
                                    Senior Vice President & Secretary
(Corporate Seal)

Attest:


/s/ GLENN C. LOCKWOOD
---------------------------
GLENN C. LOCKWOOD
Senior Vice President & CFO


Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:


               Oleta J. Harden, Senior Vice President & Secretary
                        New Jersey Resources Corporation
                                1415 Wyckoff Road
                                 Wall, NJ 07719

                                    EXHIBIT B


   Attached as Exhibit B is Consolidating Financial Data Schedule for the fiscal year ended September 30, 2002.

                        New Jersey Resources Corporation
                           Financial Data Schedule UT
                  For the Fiscal Year Ended September 30, 2002


THIS SCHEDULE CONTAINS SUMMARY FINANCIAL INFORMATION EXTRACTED FROM NEW JERSEY RESOURCES CORPORATION'S 2002 ANNUAL REPORT TO STOCKHOLDERS INCLUDING THE CONSOLIDATED STATEMENTS OF INCOME, CONSOLIDATED STATEMENTS OF CASH FLOWS, CONSOLIDATED BALANCE SHEETS AND CONSOLIDATED STATEMENTS OF COMMON STOCK EQUITY AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH FINANCIAL STATEMENTS.

Item                       Item                                      Twelve
Number                     Description                               Months
                                                                       000's
--------------------------------------------------------------------------------
 1. total assets                                                1,319,304
 2. gross operating revenue                                     1,830,754
 3. net income                                                     56,844

                                    EXHIBIT C


   None


                                       14